Exhibit 99.1

Ossen Innovation Special Committee Retains Financial Advisor to Evaluate Proposed Transactions

SHANGHAI, January 3, 2017 /PRNewswire/ -- As previously announced on August 4, 2016, the Board of Directors (the “Board”) of Ossen Innovation Co., Ltd. ("Ossen Innovation" or the "Company") (Nasdaq: OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, formed a special committee of the Board (the “Special Committee”) to evaluate a non-binding term sheet pursuant to which the Company would (i) acquire all of the equity of American-Asia Diabetes Research Foundation (the “Foundation”) and (ii) spin off the current assets of the Company to a buyer group led by Dr. Liang Tang, Chairman of the Company (collectively, the “Proposed Transactions”). The execution of such term sheet had been announced on July 8, 2016.

The Company hereby announces that the Special Committee has retained Highline Research Advisors LLC (“HRA”), acting through Corinthian Partners, LLC, as its financial advisor in connection with the review and evaluation of the Proposed Transactions.

The Special Committee may solicit expressions of interest or consider an alternative transaction. There can be no assurance that any definitive agreement will be reached in connection with the Proposed Transactions, or that the Proposed Transactions or any other transaction will be approved by the Special Committee, the Board and the shareholders of the Company, or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company's products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. Ossen has two manufacturing facilities located in Ma'anshan, Anhui Province, and Jiujiang, Jiangxi Province.

About Highline Research Advisors LLC

Highline Research Advisors has extensive experience in the healthcare sector and has built an execution oriented team dedicated to clients in this vertical. Its team is comprised of individuals from diverse backgrounds, including the buy-side, bulge bracket and boutique investment banking, consulting and academia. Highline Research takes a fundamental approach to providing sell-side services and put a premium on high quality management teams and high quality assets.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F. Furthermore, there can be no assurance that the Proposed Transactions will be completed as proposed or at all.  The Proposed Transactions would be subject to the satisfaction of various closing conditions.  Furthermore, even in the event that such transactions are completed, there can be no assurance that such transactions will be completed on the same terms as those described above. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Investor Relations
Weitian Group LLC
Phone: +1-732-910-9692
Email: tony.tian@weitian-ir.com